Filed Pursuant to Rule 433

Registration Nos. 333-109215

A preliminary prospectus supplement of the Republic of Colombia accompanies this free writing prospectus and is available from the SEC’s website at

http://www.sec.gov/Archives/edgar/data/917142/000119312506045477/d424b3.htm

(with respect to the 12.000% Global Bonds due 2015) and

http://www.sec.gov/Archives/edgar/data/917142/000119312506045479/d424b3.htm

(with respect to the Global TES Bonds due 2021).

** Colombia - Auction Mechanics **

- Mechanics: allocation of the bonds will be pursuant to a modified Dutch auction. There will be two separate auctions: one for the reopening of the Global TES 2015 and one for the new Global TES 2021.

- Duration of Offering: The offering will begin today at 8:30am (EST) and will expire today at 11:30am (EST).

- Auction Participants: Certain institutional investors and local Market Makers will place orders with the Lead Managers. Local Market Makers may place orders on behalf of their local investors. The Lead Managers and the Republic reserve the right to accept or reject any proposal for any reason in their sole discretion (including rejecting proposals made by investors with which the Lead Managers do not have an existing relationship or the necessary credit relationship) and are not liable for not accepting a particular proposal.

- Offers: Investors may submit multiple offers for each of the two bond offerings consisting of a combination of Competitive Offers and Non-Competitive Offers in accordance with the limitations outlined below. Competitive offers must specify a yield expressed as a percentage with 2 decimals.

- Submission of Offers: All Colombian Market Makers must present their proposals on an irrevocable order form which must be sent via fax to the Lead Managers. Participants are invited to submit a single irrevocable order form for each of the two bond offerings and may submit one Non-Competitive Offer and up to ten separate Competitive Offers per form. Certain institutional investors must present their proposals telephonically as is customary in the placement of a global bond.

- Currency: all orders must be expressed in US dollar equivalent of principal amount.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it calling toll-free 1-866-718-1649/collect 1-212-834-4307.

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